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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1/A
                             Tender Offer Statement
                       (AMENDMENT NO. 3 (FINAL AMENDMENT))
                          Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                               ANDROS INCORPORATED
                            (Name of Subject Company)

                             ANDROS ACQUISITION INC.
                              ANDROS HOLDINGS INC.
                                    (Bidder)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                     345281
                      (CUSIP Number of Class of Securities)

                               RICHARD D. PATERSON
                              ANDROS HOLDINGS INC.
                             METRO TOWER, SUITE 1170
                                 950 TOWER LANE
                       FOSTER CITY, CALIFORNIA 94404-2121
                           TELEPHONE:  (415) 286-2350
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                    COPY TO:

                            MICHAEL J. KENNEDY, ESQ.
                               SHEARMAN & STERLING
                              555 CALIFORNIA STREET
                      SAN FRANCISCO, CALIFORNIA 94104-1522
                           TELEPHONE:  (415) 616-1100

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     Amendment No. 3 (Final Amendment) to the Tender Offer Statement on
Schedule 14D-1 (the "Statement") relating to the offer by Andros Acquisition Inc., a corporation organized under the laws of the State of Delaware ("Purchaser") and a wholly owned subsidiary of Andros Holdings Inc., a corporation organized under the laws of the State of Delaware ("Parent") and formed at the direction of Genstar Capital Partners II, L.P. ("GCP II"), a limited partnership organized under the laws of the State of Delaware, the sole general partner of which is Genstar Capital LLC ("GCLLC"), to purchase all outstanding shares (the "Shares") of common stock, par value $.01 per share, of Andros Incorporated, a corporation organized under the laws of the State of Delaware (the "Company"), at a price of $18.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated February 21, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which were attached to the Statement as Exhibits (a)(1) and (a)(2), respectively.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Item 4 is hereby amended and supplemented by adding thereto the following:

          On March 25, 1996, Purchaser entered into (i) a definitive credit agreement (the "Credit Agreement") with Banque Paribas, The Bank of Nova Scotia and certain other financial institutions as lenders thereunder, and
(ii) a definitive senior subordinated loan agreement (the "Loan Agreement") with BG Services Limited substantially on the terms set forth in the Offer. Copies of forms of the Credit Agreement and the Loan Agreement are attached hereto as Exhibits (b)(3) and (b)(4), respectively, and are incorporated herein by reference.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Item 6 is hereby amended and supplemented by adding thereto the following:

          At 5:00 p.m., New York City time, on Monday, March 25, 1996, the Offer expired. Based on a preliminary count, approximately 2,734,192 Shares were tendered pursuant to the Offer, of which 142,320 were tendered pursuant to notices of guaranteed delivery. Such Shares (including Shares delivered pursuant to notices of guaranteed delivery) constituted approximately 58% of the outstanding Shares. On Monday, March 25, 1996, effective as of 5:01 p.m., Purchaser accepted for payment all Shares validly tendered and not withdrawn prior to the expiration of the Offer. A press release issued by Parent on March 26, 1996 announcing the expiration of the Offer and the acceptance of the validly tendered Shares is attached hereto as Exhibit
(a)(10) and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended by adding the following Exhibit:

          (a)(10) Press Release issued by Parent on March 26, 1996.

          (b)(3) Form of Credit Agreement.

          (b)(4) Form of Loan Agreement.

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

March 26, 1996                          ANDROS ACQUISITION INC.


                                        By  /s/ Daniel J. Boverman
                                          -------------------------------------
                                            Daniel J. Boverman
                                            Vice President and Secretary


                                        ANDROS HOLDINGS INC.


                                        By  /s/ Daniel J. Boverman
                                          -------------------------------------
                                            Daniel J. Boverman
                                            Vice President and Secretary

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                                  EXHIBIT INDEX


Exhibit
No.
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(a)(10)  Press Release issued by Andros Holdings Inc. on March 21, 1996.

(b)(3) Form of Credit agreement, dated as of March 25, 1996, among Andros Acquisition Inc., Banque Paribas, The Bank of Nova Scotia and certain other financial institutions as lenders thereunder.

(b)(4) Form of Senior subordinated loan agreements dated as of March 25, 1996, among Andros Acquisition Inc. and BG Services Limited.